21001783

DN

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67194 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEPLER CAPITAL MARKETS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 EAST 49TH STREET, STE 3605
(No. and Street)

| NEW YORK | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER LAVAGNINO
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

| 1185 AVENUE OF THE AMERICAS, 38TH FL | NEW YORK | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, CHRISTOPHER KERR LAVAGNINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEPLER CAPITAL MARKETS, INC., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH M. ATTANASIO
NOTARY PUBLIC OF NEW JERSEY
Commission # 50144117
My Commission Expires 11/23/2025

Signature

CEO, COO, CCO

Title

Notary Public

Sworn to and subscribed before me this 16th day of February, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Kepler Capital Markets, Inc.**

**Financial Statement**

**As of and for the Year Ended December 31, 2020**

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

**Table of Contents**

**UHY LLP**
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Kepler Capital Markets, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Kepler Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Kepler Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kepler Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Kepler Capital Markets, Inc.'s auditor since 2016.

New York, New York
February 16, 2021

**Kepler Capital Markets, Inc.**

Statement of Financial Condition

Year Ended December 31, 2020

**ASSETS**

| | |
|---|---|
| Cash | $ 14,699,510 |
| Restricted cash | 256,750 |
| Due from broker | 1,295,861 |
| Fail to deliver | 298,694 |
| Accounts receivable, net | 182,507 |
| Due from Parent | 102,435 |
| Deferred tax asset | 22,125 |
| Property and equipment (net of accumulated depreciation of $951,497) | 15,084 |
| Right of use asset (net of accumulated amortization of $1,433,058) | 1,079,266 |
| Prepaid expenses and other assets | 482,959 |
| **TOTAL ASSETS** | $ 18,435,191 |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---|
| **LIABILITIES:** | |
| Accounts payable | $ 81,339 |
| Payable to customer | 298,694 |
| Compensation payable | 397,380 |
| Income taxes payable | 975,083 |
| Lease liability | 1,106,164 |
| Accrued expenses and other liabilities | 790,103 |
| **TOTAL LIABILITIES** | 3,648,763 |
| **COMMITMENTS** | |
| **STOCKHOLDER'S EQUITY** | |
| Common stock ($0.01 par value, 1,000 shares authorized, 100 issued and outstanding) | 1 |
| Additional paid-in capital | 11,713,982 |
| Retained earnings | 3,072,445 |
| **TOTAL STOCKHOLDER'S EQUITY** | 14,786,428 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 18,435,191 |

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statement.

## 1. Organization and Nature of Business

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company maintains one branch office location in Boston in addition to the North American headquarters located in New York, New York. The Company also conducts business with the trade name "Kepler Cheuvreux North America".

The Company is a wholly-owned subsidiary of Kepler Cheuvreux ("Parent"). The Parent is a French "Enterprise d'Investissement" (Investment Company) registered with the Autorité de Contrôle Prudentiel et de Résolution and the Autorité des Marchés Financiers. The Parent provides independent equity research, execution services to institutional customers, and advisory services (ECM, DCM, intermediation in structured products, corporate finance) with branches and subsidiaries in Amsterdam, Brussels, Frankfurt, Geneva, London, Madrid, Milan, Oslo, Stockholm, Vienna and Zurich.

The Company acts as a broker for North American institutional customers in the purchase and sale of foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. The Company does not provide engage in any activity involving options, futures, derivatives and/or structured products. The Company self-clears foreign equity transactions pursuant to SEC Rule 15a-6 via its Parent and its third party clearing arrangement with Parel, a division of Sociéte Générale. The Parent also provides assistance with the settlement of foreign securities transactions by providing settlement acronyms with services that include Omgeo OASYS Global or Omgeo Central Trade Manager. Kepler also maintains a separate fully disclosed clearing agreement with Convergex Execution Solutions LLC for the clearing and settlement of securities on North American Exchanges and certain Latin American markets, such as Mexico.The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

The Company is currently approved to conduct the following business activities:
A. Broker or dealer retailing domestic and foreign corporate equity securities;
B. Broker or dealer retailing corporate domestic and foreign debt securities;
C. Underwriter or selling group participant (corporate securities other than mutual funds) on a best efforts basis;
D. Government securities broker (U.S. and foreign issuers);
E. Distribute third-party research to clients (pursuant to the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934);
F. Acting as the U.S. broker-dealer for foreign broker-dealer affiliates pursuant to Rule 15a-6 of the Securities Exchange Act of 1934;
G. Broker or dealer selling securities of only one (1) issuer or associate issuers (other than mutual funds);
H. Broker or dealer selling tax shelters or limited partnerships in the secondary market;
I. Broker or dealer selling tax shelters or limited partnerships in primary distributions;
J. Private placements of securities;
K. Mergers and Acquisitions (structuring and advisory services); and
L. Trading securities for its own account to facilitate customer trading.

## 2. Summary of Significant Accounting Policies

***Basis of Presentation*** - These financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

***Translation of Foreign Currency*** - Income and expenses associated with the purchase and sale of securities that are denominated in other foreign currencies are translated into U.S. dollar amounts using average rates and are included in commission income. Year-end balances are translated at the year-end rate.

***Concentration of Credit Risk*** - The Company maintains substantially all of its cash balances at two major unaffiliated financial institutions. At times, account balances may exceed federally insured limits. However, the Company does not believe that these amounts are exposed to significant risk based on the credit rating of the two financial institutions.

***Fixed Assets*** – Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years.

***Income Taxes*** – The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

**2. Summary of Significant Accounting Policies (continued)**

***Revenue Recognition***

*Revenue from Contracts with Customers*
*a) Significant Judgements*
Revenue from contracts with customers includes commission income, commission sharing arrangements and unbundling from individualized and customized research services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*b) Commission Income*
Kepler is a non-carrying broker dealer that receives commission income generated from trading foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. Kepler is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. Kepler works with the customer to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. In general the commissions are charged to customers on the trade date at the point of execution by Kepler. Certain customers, who execute Buyback Orders pursuant to 10b-18, are invoiced to collect commissions at the end of each month.

Kepler's brokerage account form with all clients specifies that the account can be terminated at will by either the customer or Kepler at any time without a termination penalty. Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, entities should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. For securities transactions and trade commissions, the period in which the parties have enforceable rights and obligations is typically one day or less, the trade date.

Kepler's role and responsibility as an executing broker is performed only when a customer requests the Firm to initiate a trade. As a result, the customer has an option to purchase this service. Consideration resulting from the trade is the exercise of the option and commissions will not be considered variable consideration because the customer has a contractual right (but not an obligation) to choose the amount of additional distinct services which are purchased (i.e., orders for execution). Kepler does not have any contracts which stipulate a guaranteed minimum number of trades and, therefore, Kepler does not have any additional performance obligations. Since there are no minimum number of trades required, any trades beyond those which have already been executed are also considered optional purchases.

*c) Research Revenue*
Income from individualized and customized research services, referred to as "unbundling" or commission sharing arrangements ("CSA") is recorded on a gross basis. Kepler does not provide subscription services or advisory services. Kepler does not sell or provide any market data services. Kepler does not have contracts with customers setting forth contractual fees or the frequency of payments for products or services. There are no contracts with customers for individualized and customized research services. CSA income is identified when the customer informs Kepler of the intention to make a payment. All unbundling and CSA revenues are compliant with Section 28(e) of the Securities Exchange Act of 1934. Kepler's clients determine the amount that they want to pay Kepler for individualized and customized research services which is recorded as CSA and unbundling revenue. For CSA and Unbundling revenue, the period in which the parties have enforceable rights and obligations can only be determined when the customer informs Kepler of the intention to make a payment for individualized and customized services.

Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. Research services can be terminated at will by either Kepler or the customer at any time without a termination penalty. Kepler is a principal with respect to research income as a result, Kepler recognizes these revenues on a gross basis.

***Current Expected Credit Losses ("CECL")***

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company identified receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effective adjustment was required upon adoption.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2020, an allowance for credit losses was not considered necessary.

**3. Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than the greater of $250,000 or 2 percent of aggregate debit items. At December 31, 2020, the Company had net capital of $13,383,903, which exceeded the required net capital by $13,133,903.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption's appearing in paragraph (k)(2)(i) and (k)(2)(ii).

**4. Property and equipment**

| | |
|---|---|
| Property and equipment at December 31, 2020 consists of: | |
| Telephone System | $ 202,819 |
| Furniture | 244,262 |
| Computer Equipment | 519,500 |
| | 966,581 |
| Less: Accumulated depreciation | (951,497) |
| | $ 15,084 |

Depreciation expense for the year ended December 31, 2020 was $13,609.

**5. Commitments**

On January 1, 2019, the Company recognized additional operating lease liabilities of approximately $2,034,634, with corresponding right of use ("ROU") assets of $2,034,634, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases. During the year ending December 31, 2020, the Company amortized $477,684 of its right of use asset and reduced its lease liability obligations by $474,818.

The Company has elected the short-term lease recognition exemption for all leases that qualify going forward. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. We also elect the practical expedient to not separate lease and non-lease components for all of our leases.

**6. Related-party Transactions**

*Master Service Agreement*
Pursuant to the annex to a Master Service Agreement the Company paid service fees to the Parent for managerial, administrative, and technology services.

Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates.

During the year, the Company incurred expenses of $14,490,875 with the Parent related to execution and settlement. In addition, pursuant to the annex to a Master Service Agreement, the Company paid the Parent $669,682 related to managerial, administrative, and technology services which are included in the financial caption of service fees.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

*Due From Parent / Affiliate Receivable:*
Due from Parent account is 50% of the commission revenue generated by 15a-6 business involving foreign security executions which are executed by the Parent and cleared at Parel. As of December 31, 2020, the Due from Parent balance was $102,435.

*Due To Parent for Unbundled Commission:*
50% of invoicing revenue is payable to the Parent pursuant to Transfer Pricing and is recorded as an intercompany transaction in the Due to Parent account. As of December 31, 2020, the Due to Parent balance was $0.

*Due to Affiliates / Kepler Services:*
This is the SLA with Kepler Services, the group shared serice center for support functions. Kepler Services invoices its costs to entities in the Kepler Group. Costs recharged are allocated based on a proportional headcount of each participating entity.

**7. Due from Broker**

The Company established a fully disclosed clearing agreement with Pershing LLC ("Pershing") to clear and settle U.S. equities and ADRs. Kepler records commission receivables from its clearing broker, Pershing, as Due from Broker. At the end of each month, Kepler reviews monthly statements generated by Pershing to reconcile receivables from the clearing broker. At December 31, 2020, the receivables from Pershing were $295,861 and the clearing deposit was $1,000,000.

## 8. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The components of the provision for income taxes for the year ended December 31, 2020 are as follows:

| | |
|---|---|
| Current tax provision: | |
| Federal | $ 844,376 |
| State and Local | 157,853 |
| Total current tax benefit | 1,002,229 |
| Deferred tax provision: | |
| Federal | (3,884) |
| State and Local | 2,018 |
| Total deferred tax expense | (1,866) |
| Total tax provision | $ 1,000,363 |

The Company has a net deferred tax asset of approximately $22,125 as of December 31, 2020. Most of the deferred tax asset balance is related to timing differences, resulting from prepaid expenses, accounts receivable, accrued expenses and accounts payable and deferred liabilities.

The difference between the statutory rate of 21.0% and the effective rate of 24.8% for 2020 is primarily due to the state taxes.

At December 31, 2020, the Company has no federal net operating loss carryforwards.

The Company had no unrealized tax benefits as of December 31, 2020. The Company's accounting policy is to include interest and penalties in income tax expense. There were no amounts for interest and penalties included in the financial statement for the year ended December 31, 2020.

## 9. Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and/or counterparty risk through its internal control procedures. In addition, the Company has a process of reviewing the creditworthiness and risk profile of each customer and/or other counterparty at the time of onboarding and periodically as part of its overall risk management policies and procedures.